

June 24, 2022

Kimberly Lody
Chief Executive Officer
Sonida Senior Living, Inc.
16301 Quorum Drive, Suite 160A
Addison, TX 75001

>       **Re:  Sonida Senior Living, Inc.**
>            **Form 10-K for the Fiscal Year Ended December 31, 2021**
>            **Filed April 15, 2022**
>            **Form 8-K Filed May 23, 2022**
>            **File No. 001-13445**

Dear Ms. Lody:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

1.    Please revise future filings to remove the stock-based compensation line item from the face of your statements of operations. As indicated in SAB Topic 14-F, you may present stock-based compensation expense in a parenthetical note to the appropriate income statement line items or in the notes to the financial statements or within MD&A.

Form 8-K Filed May 23, 2022

Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 0

2.    We note your non-GAAP measures, Consolidated Net Operating Income Margin and Same-Store Net Operating Income, exclude all general and administrative expenses.

Kimberly Lody
Sonida Senior Living, Inc.
June 24, 2022
Page 2

Please tell us why you believe the adjustment for general and administrative expenses is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, given that these expenses appear to be normal, recurring, cash operating expenses necessary to operate your business.

3.  We note your disclosure that Adjusted CFFO is a non-GAAP liquidity measure.  Given that Adjusted CFFO is a liquidity measure, please revise future filings to provide a reconciliation to the comparable GAAP measure, which appears to be net cash provided by operating activities. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Reviewing Accountant, at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences